FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑       Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _______

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 25 August 2006	By	/S/ J Nicholls
	Name:	J Nicholls
	Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
25 August 2006

Information	Required by/when

Public Announcements/Press	The London Stock Exchange
Announcement
Information relating to the restatement of
the International Financial Reporting
Standards (IFRS)

SUPPLEMENTAL SCHEDULES RE IFRS ADOPTION
Information relating to the restatement of the International Financial Reporting Standards (IFRS)
Introduction
Diageo formerly prepared its primary financial statements under UK generally accepted accounting principles (UK GAAP). The group is now required to prepare its consolidated financial statements in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards as adopted by the European Union (EU). Diageo’s first IFRS results are for the six months ending 31 December 2005 and the year ending 30 June 2006. Those financial statements present comparative information for the year ended 30 June 2005 prepared under IFRS. This involves preparation of an opening IFRS balance sheet at 1 July 2004, which is the group’s date of transition to IFRS reporting.
The unaudited IFRS primary statements for the year ended 30 June 2005 and six months ended 31 December 2004 are set out on pages 2 to 5.
Unaudited reconciliations between UK GAAP and IFRS for the group’s reported financial position at 1 July 2004 and its reported financial position and financial performance for the year ended 30 June 2005, are set out in the tables on pages 6 to 8. A reconciliation of the business analysis for sales, net sales and operating profit before exceptional items for the year ended 30 June 2005 and the six months ended 31 December 2004 is set out on page 9.
Certain amounts in these tables have been restated from the amounts published on 1 September 2005 as described on pages 2, 3 and 5.
Basis of preparation
The unaudited restated financial information has been prepared in accordance with IFRS standards applicable at 30 June 2005. These are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the International Accounting Standards Board (IASB) and are therefore still subject to change. The restated information will be updated as necessary for any such changes, should they occur.
The group is complying with IFRS for the first time for the year ending 30 June 2006 and the impact of the transition to IFRS is described on pages 10 to 14. The accounting policies applicable to the group from 1 July 2005 are set out on pages 15 to 18. IFRS 1 - First-time adoption of international financial reporting standards permits certain optional exemptions from full retrospective application of IFRS accounting policies and the following options have been adopted as at the date of transition:
•	Business combinations: Business combinations prior to the date of transition have not been restated onto an IFRS basis.

•	Cumulative translation differences: The cumulative translation difference arising on consolidation has been deemed to be zero at the date of transition.

•	Share-based payments: Full retrospective application has been adopted.
The group is adopting the provisions of IAS 39 – Financial instruments: recognition and measurement from 1 July 2005. Financial instruments in the year ended 30 June 2005 remain recorded in accordance with the UK GAAP accounting policies, and the adoption of IAS 39 will be reflected in the balance sheet at 1 July 2005.

Unaudited consolidated income statement – restated under IFRS

	Year ended 30 June 2005				Six months ended 31 December 2004
	Before				Before
	exceptional				exceptional
	items	Exceptional	Total		items	Exceptional	Total
	(restated*)	items	(restated*)		(restated*)	items	(restated*)
	£ million	£ million	£ million		£ million	£ million	£ million
Sales	8,968	—	8,968		4,946	—	4,946
Excise duties	(2,291)	—	(2,291)		(1,272)	—	(1,272)

Net sales	6,677	—	6,677		3,674	—	3,674
Cost of sales	(2,603)	(29)	(2,632)		(1,383)	(14)	(1,397)

Gross profit	4,074	(29)	4,045		2,292	(14)	2,277
Marketing	(1,013)	—	(1,013)		(572)	—	(572)
Other operating expenses	(1,129)	(179)	(1,308)		(534)	(6)	(540)
Disposal of fixed assets		7	7			4	4

Operating profit	1,932	(201)	1,731		1,185	(16)	1,169
Sale of General Mills shares		221	221			219	219
Sale of other businesses		(7)	(7)			(1)	(1)
Investment income	17	—	17		8	—	8
Net interest	(150)	—	(150)		(78)	—	(78)
Other finance (charges)/income	(8)	—	(8)		4	—	4
Share of associates’ profits after tax	121	—	121		71	—	71

Profit before taxation	1,912	13	1,925		1,190	202	1,392
Taxation	(677)	78	(599)		(404)	14	(390)

Profit from continuing operations	1,235	91	1,326		786	216	1,002
Discontinued operations
Disposal of business		53	53			—	—
Tax on disposal of business		20	20			—	—

Profit for the period	1,235	164	1,399		786	216	1,002

Attributable to:
Equity shareholders of the company	1,180	164	1,344		751	216	967
Minority interests	55	—	55		35	—	35

	1,235	164	1,399		786	216	1,002

Pence per share
From continuing operations
Basic earnings			42.8	p			32.2	p

From continuing and discontinued operations
Basic earnings			45.2	p			32.2	p

Dividends			29.55	p			11.35	p
Average shares			2,972	m			2,999	m

*	Other finance (charges)/income, profit before taxation, profit from continuing operations, profit for the period and amount attributable to equity shareholders of the company for the year ended 30 June 2005 have each been reduced by £9 million (six months ended 31 December 2004 – increased by £1 million) and £1 million (six months ended 31 December 2004 – increased by £26 million) compared with information published on 1 September 2005, to reflect the adoption of the amendment to IAS 21 – The effects of changes in foreign exchange rates and a change in interpretation of the original IAS 21 standard in respect of intra-group financing arrangements forming part of the group’s net investment in foreign operations, respectively. As a result basic earnings per share from continuing operations, and total basic earnings per share, for the year ended 30 June 2005 have each decreased by 0.4p (six months ended 31 December 2004 – each increased by 0.9p).
In addition, cost of sales has increased and operating expenses have decreased for the year ended 30 June 2005 by £47 million (six months ended 31 December 2004 – £18 million) compared with information published on 1 September 2005, to reflect a reclassification of certain employee costs in respect of IAS 19 – Post employment benefits and IFRS 2 – Share based payments. There is no change in operating profit, profit before taxation or profit for the period in either period.

Unaudited consolidated balance sheet – restated under IFRS

	30 June 2005		31 December 2004		1 July 2004
	(restated*)		(restated*)		(restated*)
	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	4,409		4,050		4,104
Property, plant and equipment	1,919		1,794		1,815
Biological assets	14		6		13
Investments in associates	1,261		1,308		1,188
Other investments	719		1,048		2,184
Other financial assets	32		—		6
Post employment benefit assets	12		10		11
Deferred tax assets	778		955		1,137
Other receivables	44		116		151

		9,188		9,287		10,609

Current assets
Inventories	2,347		2,245		2,192
Trade and other receivables	1,569		2,089		1,372
Other financial assets	30		25		24
Cash and cash equivalents	787		1,082		742

		4,733		5,441		4,330

Total assets		13,921		14,728		14,939
Current liabilities
Borrowings and bank overdrafts	(869)		(2,109)		(2,001)
Trade and other payables	(1,872)		(2,055)		(1,693)
Corporate tax payable	(777)		(795)		(803)
Other financial liabilities	—		—		—
Provisions	(88)		(173)		(138)

		(3,606)		(5,132)		(4,635)
Non-current liabilities
Borrowings	(3,677)		(2,911)		(3,316)
Other payables	(95)		(60)		(106)
Deferred tax liabilities	(298)		(387)		(329)
Post employment benefit liabilities	(1,306)		(1,056)		(1,128)
Other financial liabilities	(9)		(52)		(12)
Provisions	(304)		(133)		(184)

		(5,689)		(4,599)		(5,075)

Total liabilities		(9,295)		(9,731)		(9,710)

Net assets		4,626		4,997		5,229

Equity
Called up share capital	883		883		885
Share premium	1,337		1,334		1,331
Treasury and own shares	(987)		(674)		(331)
Other reserves	3,060		3,060		3,058
Retained earnings	166		236		(181)

Equity attributable to equity shareholders of the company		4,459		4,839		4,762
Minority interests		167		158		467

Total equity		4,626		4,997		5,229

*	Intangible assets (goodwill), total assets, net assets, retained earnings, equity attributable to equity shareholders and total equity at 30 June 2005 have each been reduced by £448 million (31 December 2004 — £438 million; 30 June 2004 — £438 million) compared with information published on 1 September 2005, to reflect the recognition of deferred tax liabilities on intangibles existing at the transition date as an adjustment to retained earnings rather than as an increase to goodwill, in accordance with IFRS 1.
In addition, some reclassifications have been made to certain balance sheets line items compared with information published on 1 September 2005 to be consistent with the presentation expected to be adopted in the group’s consolidated balance sheet as at 30 June 2006. There is no impact on total assets, total liabilities or net assets from information previously published.

Unaudited consolidated cash flow statement – restated under IFRS

	Year ended	Six months ended
	30 June 2005	31 December 2004
	£ million	£ million
Cash flows from operating activities
Operating profit	1,731	1,169
Depreciation and amortisation	241	119
Movements in working capital	89	(322)
Dividend income	134	20
Other items	78	43

Cash generated from operations	2,273	1,029
Interest paid (net)	(179)	(93)
Taxation paid	(320)	(153)
Dividends paid to equity minority interests	(49)	(25)

Net cash from operating activities	1,725	758
Cash flows from investing activities
Disposal of property, plant and equipment	18	10
Net (purchases)/disposals of investments	(6)	(2)
Disposal of shares in General Mills	1,210	1,210
Disposal of subsidiaries, associates and businesses	(16)	13
Purchase of property, plant and equipment	(294)	(124)
Purchase of subsidiaries	(258)	(15)

Net cash used in investing activities	654	1,092
Cash flows from financing activities
Proceeds from issue of share capital	6	3
Net purchase of own shares for share trusts	(29)	(54)
Own shares repurchased for cancellation / holding as treasury shares	(710)	(655)
Decrease in loans	(379)	(264)
Redemption of guaranteed preferred securities	(302)	—
Equity dividends paid	(849)	(512)

Net cash used in financing activities	(2,263)	(1,482)

Net increase in cash and cash equivalents	116	368
Exchange differences	(55)	(66)
Cash and cash equivalents at beginning of the period	668	668

Cash and cash equivalents at end of the period	729	970

Cash and cash equivalents consist of:
Other cash and cash equivalents	787	1,082
Bank overdrafts	(58)	(112)

	729	970

Movements in net borrowings

	Year ended	Six months ended
	30 June 2005	31 December 2004
	£ million	£ million
Net increase in cash and cash equivalents after exchange	61	302
Cash flow from change in loans	379	264

Change in net borrowings from cash flows	440	566
Exchange differences	(81)	98
Other non-cash items	91	8

Decrease in net borrowings	450	672
Net borrowings at beginning of the period	(4,156)	(4,156)

Net borrowings at end of the period	(3,706)	(3,484)

Unaudited consolidated statement of recognised income and expense – restated under IFRS

	Year ended	Six months ended
	30 June 2005	31 December 2004
	(restated*)	(restated*)
	£ million	£ million
Net income recognised directly in equity
Exchange adjustments
- group	95	(46)
- associates	21	54
Actuarial losses on post employment plans	(205)	—

Profit for the period
- group	1,278	931
- associates	121	71

Total recognised income and expense for the period	1,310	1,010

Attributable to	1,250	982
- equity shareholders	60	28

- minority interests	1,310	1,010

*	Exchange adjustments – group, total recognised income and expense for the period and amount attributable to — equity shareholders for the year ended 30 June 2005 have each been reduced by £10 million, representing the exchange effect of the correction described on page 3 related to the recognition of deferred tax liabilities on intangible assets as an adjustment to retained earnings.
In addition, exchange adjustments – group and profit for the period – group for the year ended 30 June 2005 have been increased by £10 million and reduced by £10 million, respectively (six months ended 31 December 2004 – reduced by £27 million and increased by £27 million, respectively), representing the change described on page 2 related to the amendment to IAS 21 and change in interpretation of the original IAS 21.

Reconciliation of profit for the year ended 30 June 2005

		IFRS adjustments
				Foreign				Restated
	Under	Employee	Joint	exchange	Income			under
	UK	benefits	ventures	IAS 21	taxes		Reclassi-	IFRS
	GAAP	IFRS 2/IAS 19	IAS 31	(restated*)	IAS 12	Other	fications*	(restated*)
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	9,036	—	(41)	—	—	(27)	—	8,968
Excise duties	(2,307)	—	26	—	—	—	(10)	(2,291)

Net sales	6,729	—	(15)	—	—	(27)	(10)	6,677
Cost of sales	(2,586)	—	(4)	—	—	26	(39)	(2,603)

Gross profit	4,143	—	(19)	—	—	(1)	(49)	4,074
Marketing	(1,023)	—	8	—	—	—	2	(1,013)
Other operating expenses	(1,176)	(6)	3	—	—	3	47	(1,129)

Operating profit before exceptional items	1,944	(6)	(8)	—	—	2	—	1,932
Accelerated depreciation	(29)	—	—	—	—	—	—	(29)
Thalidomide provision	(149)	—	—	—	—	—	—	(149)
Integration costs	(30)	—	—	—	—	—	—	(30)
Disposal of fixed assets	—	—	—	—	—	—	7	7

Operating profit	1,736	(6)	(8)	—	—	2	7	1,731
Sale of General Mills	(26)	—	—	—	—	247	—	221
Disposal of fixed assets	7	—	—	—	—	—	(7)	-
Sale of other businesses	46	—	—	—	—	—	(53)	(7)
Investment income	17	—	—	—	—	—	—	17
Net interest	(151)	—	—	—	—	—	1	(150)
Other finance income/(charges)	8	(7)	—	(8)	—	(1)	—	(8)
Share of associates’ profits	185	—	(4)	—	—	3	(63)	121

Profit before taxation	1,822	(13)	(12)	(8)	—	251	(115)	1,925
Taxation – ordinary	(481)	5	3	—	(267)	1	62	(677)
Taxation – exceptional	98	—	—	—	—	—	(20)	78

Profit from continuing operations	1,439	(8)	(9)	(8)	(267)	252	(73)	1,326
Discontinued operations
Gain on disposal of business	—	—	—	—	—	—	53	53
Tax on disposal of business	—	—	—	—	—	—	20	20

Profit for the year	1,439	(8)	(9)	(8)	(267)	252	—	1,399

Attributable to:
Equity shareholders of the company	1,375	(8)	—	(8)	(267)	252	—	1,344
Minority interests	64	—	(9)	—	—	—	—	55

	1,439	(8)	(9)	(8)	(267)	252	—	1,399

*	see page 2

Reconciliation of equity at 30 June 2005

		IFRS adjustments
					Income			Restated
		Employee	Biological	Joint	taxes			under
	Under UK	benefits	assets	ventures	IAS 12		Reclassi-	IFRS
	GAAP	IFRS 2/IAS 19	IAS 41	IAS 31	(restated*)	Other	fications*	(restated*)
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	4,252	—	—	34	41	3	79	4,409
Property, plant and equipment	2,097	—	—	—	—	(99)	(79)	1,919
Biological assets	—	—	14	—	—	—	—	14
Investments in associates	1,334	—	—	(79)	—	6	—	1,261
Other investments	719	—	—	—	—	—	—	719
Other financial assets	—	—	—	—	—	—	32	32
Post employment benefit assets	—	—		—		—	12	12
Deferred tax assets	89	27	—	—	883	—	(221)	778
Other receivables	44	—	—	—	—	—	—	44

	8,535	27	14	(45)	924	(90)	(177)	9,188

Current assets
Inventories	2,335	—	3	9	—	—	—	2,347
Trade and other receivables	1,599	—	—	4	—	—	(34)	1,569
Other financial assets	—	—	—	—	—	—	30	30
Cash and cash equivalents	817	—	—	(2)	—	—	(28)	787

	4,751	—	3	11	—	—	(32)	4,733

Total assets	13,286	27	17	(34)	924	(90)	(209)	13,921

Current liabilities
Borrowings and bank overdrafts	(869)	—	—	—	—	—	—	(869)
Trade and other payables	(2,406)	—	—	7	—	518	9	(1,872)
Corporate tax payable	(777)	—	—	—	—	—	—	(777)
Provisions	—	—	—	—	—	—	(88)	(88)

	(4,052)	—	—	7	—	518	(79)	(3,606)

Non-current liabilities
Borrowings	(3,677)	—	—	—	—	—	—	(3,677)
Other payables	(98)	—	—	3	—	—	—	(95)
Deferred tax liabilities	(334)	—	(6)	1	(501)	—	542	(298)
Post employment benefit liabilities — gross	(1,223)	(71)	—	—	—	—	(12)	(1,306)
Post employment benefit liabilities – deferred tax	321	—	—	—	—	—	(321)	-
Other financial liabilities	—	—	—	—	—	—	(9)	(9)
Provisions	(389)	—	—	(3)	—	—	88	(304)

	(5,400)	(71)	(6)	1	(501)	—	288	(5,689)

Total liabilities	(9,452)	(71)	(6)	8	(501)	518	209	(9,295)

Net assets	3,834	(44)	11	(26)	423	428	—	4,626

Equity
Called up share capital	883	—	—	—	—	—	—	883
Share premium	1,337	—	—	—	—	—	—	1,337
Own shares	(987)	—	—	—	—	—	—	(987)
Other reserves	3,171	—	—	—	—	(111)	—	3,060
Retained (losses)/earnings	(763)	(44)	11	—	423	539	—	166

Equity attributable to equity shareholders of the company	3,641	(44)	11	—	423	428	—	4,459
Minority interests	193	—	—	(26)	—	—	—	167

Total equity	3,834	(44)	11	(26)	423	428	—	4,626

*	see page 3

Reconciliation of equity at 1 July 2004 (date of transition to IFRS reporting)

		IFRS adjustments
					Income			Restated
		Employee	Biological	Joint	taxes			under
	Under UK	benefits	assets	ventures	IAS 12		Reclass-	IFRS
	GAAP	IFRS 2/IAS 19	IAS 41	IAS 31	(restated*)	Other	ifications	(restated*)
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	4,012	—	—	32	—	—	60	4,104
Property, plant and equipment	1,976	—	—	—	—	(101)	(60)	1,815
Biological assets	—	—	13	—	—	—	—	13
Investments in associates	1,263	—	—	(78)	—	3	—	1,188
Other investments	1,772	—	—	—	—	—	412	2,184
Other financial assets	—	—	—	—	—	—	6	6
Post employment benefit assets	—	—	—	—	—	—	11	11
Deferred tax assets	182	22	—	—	1,155	—	(222)	1,137
Other receivables	151	—	—	—	—	—	—	151

	9,356	22	13	(46)	1,155	(98)	207	10,609

Current assets
Inventories	2,176	—	6	10	—	—	—	2,192
Trade and other receivables	1,391	—	—	2	—	—	(21)	1,372
Other financial assets	—	—	—	—	—	—	24	24
Cash and cash equivalents	1,167	—	—	(4)	—	—	(421)	742

	4,734	—	6	8	—		(418)	4,330

Total assets	14,090	22	19	(38)	1,155	(98)	(211)	14,939

Current liabilities
Borrowings and bank overdrafts	(2,001)	—	—	—	—	—	—	(2,001)
Trade and other payables	(2,217)	—	—	11	—	501	12	(1,693)
Corporate tax payable	(805)	—	—	2	—	—	—	(803)
Provisions	—	—	—	—	—	—	(138)	(138)

	(5,023)	—	—	13	—	501	(126)	(4,635)

Non-current liabilities
Borrowings	(3,316)	—	—	—	—	—	—	(3,316)
Other payables	(109)	—	—	3	—	—	—	(106)
Deferred tax liabilities	(390)	—	(7)	1	(449)	—	516	(329)
Post employment benefit liabilities — gross	(1,044)	(73)	—	—	—	—	(11)	(1,128)
Post employment benefit liabilities – deferred tax	294	—	—	—	—	—	(294)	—
Other financial liabilities	—	—	—	—	—	—	(12)	(12)
Provisions	(319)	—	—	(3)	—	—	138	(184)

	(4,884)	(73)	(7)	1	(449)	—	337	(5,075)

Total liabilities	(9,907)	(73)	(7)	14	(449)	501	211	(9,710)

Net assets	4,183	(51)	12	(24)	706	403	—	5,229

Equity
Called up share capital	885	—	—	—	—	—	—	885
Share premium	1,331	—	—	—	—	—	—	1,331
Own shares	(331)	—	—	—	—	—	—	(331)
Other reserves	3,171	—	—	—	—	(113)	—	3,058
Retained (losses)/earnings	(1,364)	(51)	12	—	706	516	—	(181)

Equity attributable to equity shareholders of the company	3,692	(51)	12	—	706	403	—	4,762
Minority interests	491	—	—	(24)	—	—	—	467

Total equity	4,183	(51)	12	(24)	706	403	—	5,229

*	see page 3

Reconciliation of sales, net sales (after deducting excise duties) and operating profit before exceptionals
– Business analysis

		Year ended 30 June 2005		Six months ended 31 December 2004
						Restated
	Under	IFRS	Restated	Under	IFRS	under
	UK GAAP	adjustments	under IFRS	UK GAAP	adjustments	IFRS
	£ million	£ million	£ million	£ million	£ million	£ million
Sales
North America	2,619	3	2,622	1,384	1	1,385
Europe	3,852	8	3,860	2,240	4	2,244
International	2,503	(79)	2,424	1,332	(43)	1,289

	8,974	(68)	8,906	4,956	(38)	4,918
Corporate	62	—	62	28	—	28

	9,036	(68)	8,968	4,984	(38)	4,946

Net sales
North America	2,191	3	2,194	1,167	1	1,168
Europe	2,494	5	2,499	1,448	2	1,450
International	1,982	(60)	1,922	1,062	(34)	1,028

	6,667	(52)	6,615	3,677	(31)	3,646
Corporate	62	—	62	28	—	28

	6,729	(52)	6,677	3,705	(31)	3,674

Operating profit before exceptional items
North America	778	1	779	454	—	454
Europe	692	10	702	459	4	463
International	627	(12)	615	352	(6)	346

	2,097	(1)	2,096	1,265	(2)	1,263
Corporate	(153)	(11)	(164)	(73)	(5)	(78)

	1,944	(12)	1,932	1,192	(7)	1,185

Sales, net sales (after deducting excise duties) and operating profit by business have been stated according to the location of the third party customers. Operating profit is before net exceptional operating charges of £201 million in the year ended 30 June 2005 and £16 million in the six months ended 31 December 2004.
Earnings per share
Earnings per share before exceptional items were for the year ended 30 June 2005 39.7p per share (six months to 31 December 2004 25.0p per share). This is regarded as a useful measure since the directors consider that this gives a useful additional indicator of underlying performance.

Impact of IFRS adjustments
The main adjustments from UK GAAP to IFRS are as follows:
Employee benefits
Share-based payments
Under UK GAAP, the group expensed the intrinsic value of equity settled share options granted, being the difference between the market value of the shares at the time of the award of an option and the exercise price of the option, to the income statement over the minimum life of the option. Under IFRS 2 - Share-based payment, equity settled share-based transactions with employees are required to be measured at the fair value of the option at the date of grant which forms the basis of the charge to the income statement over the vesting period. The fair values of the grants have been calculated based on the binomial and Monte Carlo option pricing models. The group has adopted the transitional arrangements that allow companies to apply IFRS 2 retrospectively to all options granted but not fully vested at 30 June 2004 (where the fair value charge has been previously disclosed). For the year ended 30 June 2005 the additional charge, compared to UK GAAP, to the income statement was £14 million.
The deferred tax credit under IFRS 2 is calculated based on the difference between the market price at the balance sheet date and the option exercise price of the shares at the date of exercise. The deferred tax charge is therefore not comparable to the operating profit charge. The additional deferred tax credit for the year ended 30 June 2005 was £5 million and the deferred tax asset at 30 June 2005 was £8 million (1 July 2004 — £3 million).
Post employment benefits
Diageo’s accounting for pensions and other post employment benefits under IFRS will be substantially the same as that already applied under UK GAAP. There are however a number of small differences that give a slight variation in the valuations of the assets and liabilities in the schemes. These include the use of bid prices rather than mid-market prices to value the assets in the schemes, and a different actuarial method for valuing certain risk benefits (death in service and ill health benefits) representing the liabilities of the schemes. In addition, under UK GAAP, the costs of administering the schemes were charged as service costs and included in operating profit. Under IFRS, these costs are included in the expected rate of return assumption and, as a consequence, are included in finance charges in the income statement.
The overall impact on the income statement for the year ended 30 June 2005 was to reduce the operating profit charge by £8 million and increase other finance charges by £7 million. The application of these differences increased the post employment deficit before taxation at 30 June 2005 by £71 million (1 July 2004 — £73 million). The deferred tax asset at 30 June 2005 in respect of this increase in deficit was £19 million (1 July 2004 — £19 million).
Biological assets
Under UK GAAP, Diageo’s vines and the grapes on the vines were measured at the historical cost of the vine less accumulated depreciation where appropriate. Under IAS 41 – Agriculture, Diageo will recognise its biological assets, being its vines and grapes on the vines, at fair value. Any changes in the fair value of such biological assets are recognised in the income statement.
The fair values of the vines included in biological assets were £14 million at 30 June 2005 (1 July 2004 — £13 million), and the increases in inventory values for the grapes were £3 million at 30 June 2005 (1 July 2004 — £6 million). The deferred tax liability at 30 June 2005 in respect of agricultural activity was £6 million (1 July 2004 — £7 million).
The net effect on profit before taxation of the application of IAS 41, for the year ended 30 June 2005, was an additional charge to cost of sales of £1 million, and a credit to tax of £1 million.

Joint ventures
Under IFRS, the legal and contractual power to control or significantly influence is the key consideration when determining whether an entity is a subsidiary, joint venture or associate. Under UK GAAP, consideration is given to the control or significant influence actually exercised in practice when making this decision. A review of investments concluded that the group’s beer interests in Malaysia and Singapore, currently subsidiaries under UK GAAP, will be classified as jointly controlled entities under IFRS. As a consequence, these entities previously fully consolidated (with a minority interest) under UK GAAP will, under IFRS, be proportionately consolidated. This adjustment does not impact on the retained profit of the group.
IAS 31- Interests in joint ventures defines a jointly controlled entity as an entity where all parties enter into a contractual arrangement that specifies joint control, by unanimous consent, of all strategic financial and operating decisions. IFRS allows the group to adopt either proportionate consolidation or the equity method when consolidating jointly controlled entities. Diageo has adopted proportionate consolidation as its group policy. This will result in some group entities, currently equity accounted under UK GAAP, being proportionately consolidated under IFRS.
For all proportionately consolidated entities, the IFRS balance sheet will include only the group’s share of the assets and liabilities of those entities. Where an entity was previously fully consolidated under UK GAAP, the minority interest portion will not exist under IFRS.
The overall impact for the year ended 30 June 2005 was a reduction in sales of £41 million and operating profit of £8 million. The group’s net assets at 30 June 2005 were reduced by £26 million due to the change in minority interests (1 July 2004 — £24 million), but shareholders’ funds remain unchanged.
Foreign exchange
The group has a number of inter-company funding arrangements. Under UK GAAP and IAS 21 - The effects of changes in foreign exchange rates, exchange rate differences on monetary items are recognised in the income statement unless the monetary item forms part of a net investment in a foreign entity. IAS 21, as currently drafted, is more prescriptive in determining which loans, including inter-company loans, may be designated as part of the group’s net investment or as a net investment hedge. This has resulted in a £8 million charge for the year ended 30 June 2005 being transferred from reserves to finance charges in the income statement. This does not reflect an economic gain or loss for the group.
Income taxes
Under IAS 12 — Income taxes, deferred tax is recognised in respect of nearly all taxable temporary differences arising between the tax written down value of assets and liabilities and the book value. Under UK GAAP, deferred tax is recognised on timing differences. This results in deferred tax being recognised under IFRS on certain temporary differences that would not have given rise to deferred tax under UK GAAP. In addition to the new deferred tax assets and liabilities in respect of share-based payments, post employment benefits and agriculture, the group’s balance sheet at 30 June 2005 includes an additional deferred tax asset of £883 million (1 July 2004 — £1,155 million) and additional deferred tax liabilities of £501 million (1 July 2004 — £449 million).
The deferred tax asset represents the recognition of tax benefits of group reorganisations made in prior years (30 June 2005 — £820 million, and 1 July 2004 — £1,084 million) and deferred tax in respect of other intangible assets (30 June 2005 and 1 July 2004 — £63 million). The deferred tax asset in respect of group reorganisations will be amortised through the income statement over the period that tax benefits are received. In the year ended 30 June 2005, the deferred tax asset has been reduced by amortisation of £142 million. In addition, due to the reduction in overseas tax rates during the year ended 30 June 2005, the asset has been reduced by £118 million. The total additional charge to the income statement in respect of group reorganisations is therefore £260 million. Other items to the income statement in the year ended 30 June 2005 in respect of deferred tax amount to £7 million.
Over a number of years, the group has made a number of acquisitions and consequently recognised brand and other intangibles on its balance sheet. Some of these acquisitions were structured as an acquisition of a legal entity and therefore the brand intangible has no equivalent tax basis. The group has therefore recognised an incremental deferred tax liability at 30 June 2005 of £489 million (1 July 2004 — £438 million) including £41 million in relation to the Ursus and Chalone acquisitions during the year ended 30 June 2005. In accordance with IFRS 1, the equivalent adjustment in respect of the deferred tax liability at the transition date is taken as an adjustment to retained earnings. For acquisitions made after the transition date the adjustment is included as part of goodwill. The deferred tax liabilities established on brands will only crystallise on any subsequent disposal or impairment of the brands in respect of which it has been established.
Other deferred tax adjustments at 30 June 2005, on compliance with IFRS, include items in respect of unrealised profits on the intra-group transfer of inventories resulting in the creation of an additional deferred tax liability of £1 million (1 July 2004 — £8 million asset), an additional deferred tax liability of £39 million in respect of rolled over capital gains on the disposal of property (1 July 2004 — £36 million) and additional deferred tax liabilities in respect of fair value adjustments of £36 million relating to the Seagram acquisition (1 July 2004 — £39 million).
Under IAS 1 — Presentation of financial statements, the tax charge on the face of the income statement comprises the tax charge of the company, its subsidiaries and the share of any joint ventures that are proportionately consolidated. The group’s share of its associated undertakings’ tax charges are included as part of the share of associates’ profits rather than being part of the tax charge, as under UK GAAP. For the year ended 30 June 2005, the group’s share of its associated undertakings’ tax charges amounted to £62 million.
Other adjustments
Intangible assets Prior to the transition date, goodwill arising from the acquisition of a business was amortised through the income statement over a maximum of 20 years. IFRS requires that an impairment review of goodwill is carried out at the date of transition irrespective of whether an indicator exists that goodwill may be impaired. As none of the goodwill was impaired at either 1 July 2004, or 30 June 2005, the UK GAAP amortisation for the year ended 30 June 2005 of £3 million has not been charged to the income statement under IFRS.
Under UK GAAP, goodwill acquired prior to 1 July 1998 was eliminated directly against reserves. The gain or loss on the disposal of a previously acquired business reflects the attributable amount of purchased goodwill in respect of that business. As Diageo has opted not to restate business combinations prior to the date of transition, the goodwill written off to reserves under UK GAAP has been frozen and remains in reserves. During the year ended 30 June 2005, the group disposed of 54 million shares in General Mills for which attributable goodwill of £247 million, previously written off to reserves, was recycled to the income statement and charged to the loss on disposal under UK GAAP. This adjustment is not required under IFRS and therefore the result on the disposal of the General Mills shares reported in the IFRS income statement is £247 million higher than under UK GAAP.
Dividends Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, were deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they related. Under IAS 10 – Events after the balance sheet date, proposed dividends are not considered to be a liability until they are approved by the Diageo board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. The amount of the final dividend was £530 million (1 July 2004 — £513 million) and under IFRS this has been removed from current liabilities.

Leases The group has applied the requirements of IAS 17 - Leases to all of its leases and has reclassified certain leases from operating to finance leases. The amount of tangible assets and finance lease obligations added to the balance sheet was £9 million at 30 June 2005 (1 July 2004 - £12 million). There was a £1m increase in finance charges in the year.
Revaluation reserve The group last revalued its land and buildings in 1992 (Guinness) and 1988 (GrandMet). At 30 June 2005 there was a difference of £111 million (1 July 2004 — £113 million) between the revalued net book value of property, plant and equipment and the historical net book value. Under IFRS, it was determined not to recognise any revaluations and, as a consequence, the revaluation reserve has been eliminated against property, plant and equipment.
Moet Hennessy The operations of Moet Hennessy in France and the United States are conducted through a partnership in which Diageo has a 34% interest. Moet Hennessy has undertaken an exercise to restate its financial statements for the impacts of IFRS. Diageo has adjusted some of these restatements to ensure consistency with its own IFRS group accounting policies. The group’s share of profit from associates for the year ended 30 June 2005 increased by £3 million, primarily due to the reversal of goodwill amortisation (IFRS 3 — Business combinations), the fair value of harvested produce (IAS 41 – Agriculture) and pension charges (IAS 19 – Employee benefits). The group’s share of net assets of Moet Hennessy increased by £6 million (1 July 2004 — £3 million).
Exchanges Under UK GAAP, the group has recognised revenue of £27 million on the exchange of surplus maturing whisky inventories with other UK distillers. IFRS does not permit the recognition of revenue on the exchange of similiar assets, therefore this revenue, together with an equal and opposite cost of sales amount, will no longer be recognised. This adjustment does not impact on the operating profit of the group.
Reclassifications
A number of items have been reclassified in the income statement and balance sheet to comply with IFRS presentation. These include:
Format of the income statement UK GAAP and IFRS permit costs in the income statement to be classified either by function (expenses allocated to cost of sales, marketing or administrative expenses) or by nature (expenses analysed between purchases of materials, depreciation, staff costs and advertising costs). Under UK GAAP, Diageo has reported costs in the income statement and accompanying notes by nature but, under IFRS, will report costs on the face of the income statement by function.
In addition, provision releases of £53 million in respect of Burger King and a £20 million tax credit in respect of Pillsbury have been presented as discontinued operations separately in the income statement.
Deferred tax As a consequence of the deferred tax IFRS adjustments, certain net deferred tax asset and liability positions under UK GAAP have switched. Therefore, at 30 June 2005, £546 million has been transferred from deferred tax liabilities to deferred tax assets on the consolidated balance sheet (1 July 2004 — £520 million).
Post employment liabilities Deferred tax balances in respect of post employment assets and liabilities are no longer netted off against those post employment balances, but are classified together with other deferred tax balances. This has resulted in reclassification at 30 June 2005 of £325 million to deferred tax assets (1 July 2004 — £298 million) and £4 million to deferred tax liabilities (1 July 2004 — £4 million). In addition, post employment assets must be shown separate to post employment liabilities and not netted off. Consequently, at 30 June 2005 £12 million has been reclassified from post employment liabilities to post employment assets (1 July 2004 — £11 million).

Associates Under UK GAAP, the group’s share of associated undertakings’ operating profit, exceptional items, interest and tax have been disclosed separately in the consolidated income statement. IFRS requires these items to be disclosed as a single line in the income statement. For the year ended 30 June 2005, this reclassification has decreased the interest charge by £1 million and the tax charge by £62 million compared with UK GAAP.
Capitalised software Computer software which is not an integral part of a related item of hardware is required under IFRS to be reclassified from property, plant and equipment to intangible assets. The amounts reclassified were £79 million at 30 June 2005 (1 July 2004 — £60 million).
Cash and cash equivalents IFRS replaces the consolidated balance sheet term ‘cash at bank and liquid resources’ with ‘cash and cash equivalents’. Cash equivalents are defined as short term highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant changes in value. This has resulted in a transfer at 30 June 2005 of £28 million (1 July 2004 — £9 million) from cash at bank and liquid resources to ‘trade and other receivables’ and £412 million, at 1 July 2004 only, from cash at bank and other receivables to ‘other investments’.
Provisions IFRS requires all liabilities to be analysed between amounts due within one year and after one year. This has resulted in a transfer from ‘provisions for liabilities and charges’ to current liabilities of £88 million at 30 June 2005 ( 1 July 2004 — £138 million)
Financial instruments Diageo is not presenting comparative information that complies with IAS 39 and IAS 32 — Financial instruments: disclosure and presentation for the year ended 30 June 2005. Financial instruments for the year ended 30 June 2005 and as at 30 June 2005 are recognised and presented in accordance with current UK GAAP accounting policies. The IFRS restatements will comply with the provisions of IAS 39 from 1 July 2005 and these adjustments will be reflected in the opening balance sheet at 1 July 2005.
The unaudited impacts on compliance with IAS 39 and IAS 32 at 1 July 2005 will increase investments, other assets and deferred taxes by £148 million, £205 million and £10 million, respectively. In addition, the adjustment will increase financial liabilities by £126 million and borrowings by £67 million. The overall impact of compliance will increase net assets at 1 July 2005 by £170 million.

Accounting policies for the Annual Report 2006
Basis of preparation
The consolidated financial statements are prepared in accordance with applicable International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and with applicable international accounting standards (as adopted or revised by the European Commission).
Business combinations
The consolidated financial statements include the results of the company and its subsidiaries together with the group’s attributable share of the results of joint ventures and associates. The results of subsidiaries sold or acquired are included in the income statement up to, or from, the date that control passes.
On the acquisition of a business, or of an interest in a joint venture or associate, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including significant intangible assets acquired. Adjustments to fair values include those made to bring accounting policies into line with those of the group.
Brands, goodwill and other intangible assets
When the cost of an acquisition exceeds the fair values attributable to the group’s share of the net assets acquired, the difference is treated as purchased goodwill. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been restated. Goodwill arising subsequent to 1 July 1998 has been capitalised.
Acquired brands and other intangible assets are recognised when they are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured.
Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised. Intangible assets that are regarded as having limited useful economic lives are amortised on a straight-line basis over those lives. Assets with indefinite lives are reviewed for impairment annually and other assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Impairment reviews, comparing the discounted estimated future operating cash flows with the net carrying value of brands or goodwill, are carried out to ensure that goodwill and intangible assets are not carried at above their recoverable amounts. Amortisation and any impairment write downs are charged in the income statement.
Property, plant and equipment
Land and buildings are stated at cost less depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other tangible assets are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: industrial and other buildings – 10 to 50 years; plant and machinery – 5 to 25 years; fixtures and fittings – 5 to 10 years; casks and containers – 15 to 20 years; and computer software – up to 5 years.
Reviews are carried out if there is some indication that impairment may have occurred, to ensure that tangible assets are not carried at above their recoverable amounts.
Leases
Where the group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Other leases are treated as operating leases, with payments and receipts taken to the income statement on a straight-line basis over the life of the lease.

Associates and joint ventures
An associate is an undertaking in which the group has a long-term equity interest and over which it has the power to exercise significant influence. The group’s interest in the net assets of associates is included in investments in the consolidated balance sheet and its interest in their results is included in the income statement below the group’s operating profit. Joint ventures, where there is contractual joint control over the entity, are accounted for by including on a line-by-line basis the attributable share of the results, assets and liabilities.
Share-based payments — employee benefits
The fair value of share options granted is initially measured at grant date based on the binomial or Monte Carlo formula and is charged in the income statement over the minimum life of the option. Shares of Diageo plc held by the company for the purpose of fulfilling obligations in respect of various employee share plans around the group are deducted from equity in the consolidated balance sheet. Any gain or loss arising on the sale of the Diageo plc shares held by the group is included as an adjustment to reserves.
Inventories
Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated on an actual usage basis for maturing inventories and on a first in, first out basis for other inventories.
Agriculture
Grape cultivation by the group’s wine business is accounted for as an agricultural activity. Accordingly the group’s biological assets (grape vines) are carried at fair value which is computed on the basis of a discounted cash flow computation. Agricultural produce (harvested grapes) is valued at market value on transfer into inventory.
Foreign currencies
The income statements and cash flows of overseas subsidiaries, associates and joint ventures are translated into sterling at weighted average rates of exchange, other than substantial transactions that are translated at the rate on the date of the transaction. The adjustment to closing rates is taken to reserves.
Balance sheets are translated at closing rates. Exchange differences arising on the re-translation at closing rates of the opening balance sheets of overseas subsidiaries and associates are taken to reserves, as are exchange differences arising on related foreign currency borrowings and financial instruments. Tax charges and credits arising on such items are also taken to reserves. Other exchange differences are taken to the income statement.
The results, assets and liabilities of operations in hyper-inflationary economies are adjusted to reflect the changes in the purchasing power of the local market currency of the entity.
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, the impact of hedging is recognised, where permitted, under hedge accounting (refer to financial instruments accounting policy).
Sales
Revenue from the sale of goods includes excise and import duties which the group pays as principal but excludes amounts collected on behalf of third parties, such as value added tax. Sales are recognised depending upon individual customer terms at the time of despatch, delivery or some other specified point when the risk of loss transfers. Provision is made for returns where appropriate. Sales are stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar items.

Advertising
Advertising production costs are charged in the income statement when the advertisement is first shown to the public.
Research and development
Expenditure in respect of developing new drinks products and package design, is written off in the period in which it is incurred. Any subsequent development expenditure in the period leading up to product launch that meets the criteria set out in the relevant standard is capitalised.
Pensions and other post employment benefits
The group’s principal pension funds are defined benefit plans. In addition the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded post employment liabilities. For defined benefit plans, the amount charged in the income statement is the cost of accruing pension benefits promised to employees over the year, plus any benefit improvements granted to members by the group during the year. It also includes a credit equivalent to the group’s expected return on the pension plans’ assets over the year, offset by a charge equal to the expected increase in the plans’ liabilities over the year. The difference between the market value of the plans’ assets and the present value of the plans’ liabilities is disclosed as an asset or liability on the consolidated balance sheet. Any related deferred tax (to the extent that it is recoverable) is disclosed separately on the consolidated balance sheet. Any differences between the expected return on assets and that actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised in the statement of recognised income and expense.
Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.
Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence. Such items are included within the income statement caption to which they relate, and are separately disclosed either in the notes to the consolidated financial statements or on the face of the consolidated income statement.
Deferred taxation
Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities in the consolidated financial statements and their tax bases. The amount of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries where it is probable that such earnings will not be remitted in the foreseeable future.
Financial instruments
Financial instruments in the year ended 30 June 2005 are recorded in accordance with current UK GAAP accounting policies, and the adjustment to IFRS will be reflected in the balance sheet at 1 July 2005.
The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. The derivative instruments Diageo uses mainly consist of currency forwards, and currency and interest rate swaps. Derivative financial instruments are recognized in the balance sheet at fair value that is calculated using either discounted cash flow techniques or option pricing models (e.g. Black Scholes), consistently for similar types of instruments. Both techniques take into consideration assumptions based on market data. Where possible the results are calibrated with market prices. Changes in the fair value of derivatives that do not qualify for hedge accounting treatment are charged or credited in the income statement.

The purpose of hedge accounting is to mitigate the impact on the group of changes in exchange or interest rates, by matching the impact of the hedged item and the hedging instrument in the income statement. To qualify for hedge accounting, the hedging relationship must meet several conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. At the inception of the transaction the group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The group also documents its assessment, both at the hedge inception and on a quarterly basis, as to whether the derivatives that are used in hedging transactions have been and are likely to continue to be highly effective in offsetting changes in fair value or cash flows of hedged items.
Diageo designates derivatives which qualify as hedges for accounting purposes as either: (a) a hedge of the fair value of a recognised asset or liability (fair value hedge); (b) a hedge of a forecast transaction or firm commitment (cash flow hedge); or (c) a hedge of a net investment in a foreign entity.
The method of recognising the resulting gains or losses from movements in fair values is dependent on whether the derivative contract is designated to hedge a specific risk and qualifies for hedge accounting.
Fair value hedges are derivative financial instruments that Diageo uses to manage the currency and/or interest rate risk to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of derivatives that are fair value hedges are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability that is attributable to the hedged risk.
Cash flow hedges are derivative financial instruments that hedge the currency risk of highly probable future foreign currency cash flows as well as the cash flow risk from changes in interest rates. The effective part of the changes in fair value of cash flow hedges are recognised in equity, while any ineffective part is recognised immediately in the income statement. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously included in equity are transferred to the income statement in the initial measurement of the asset or liability and further changes in fair value are recognised in the income statement. Otherwise, amounts recorded in equity are transferred to the income statement in the same period in which the forecasted transaction affects the income statement.
Net investment hedges take the form of either foreign currency borrowings or derivatives. All foreign exchange gains or losses arising on translation of net investments are recorded in equity and included in cumulative translation differences. Liabilities used as hedging instruments in a net investment hedge are revalued at closing exchange rates with resulting gains or losses taken to equity. Foreign exchange contracts hedging net investments in overseas businesses are revalued at fair value. Effective fair value movements are taken to equity with any ineffectiveness recognised in the income statement.